

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 17, 2009

Mr. Robert C. Reeves
Senior Vice President
Encore Acquisition Company
777 Main Street, Suite 1400
Fort Worth, Texas 73102

> **Re:**   **Encore Acquisition Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 24, 2009**
> **Schedule 14 A Definitive Proxy Statement**
> **Filed April 3, 2009**
> **File No. 1-16295**

Dear Mr. Reeves:

   We have completed our review of your Form 10-K, Schedule 14A, and related filings and have no further comments at this time.

                          Sincerely,

                          Karl Hiller
                          Branch Chief